FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: C21 INVESTMENTS INC. (the “Issuer”).

Trading Symbol: CXXI

Number of Outstanding Listed Securities: 62,995,780 common shares as at March 31, 2019

Date: April 2, 2019

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.

This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)

Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

FORM 7 – MONTHLY PROGRESS REPORT
March 2019

The Issuer is a Multi-State Operator in the US cannabis business, with vertically integrated operations in Oregon and Nevada.

2.	Provide a general overview and discussion of the activities of management.

Management continues working to complete outstanding acquisitions and to pursue further acquisitions in the US cannabis market, to build out its management team, and to integrate the operations acquired.

3.

Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

Not Applicable.

4.

Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable.

5.

Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

6.

Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

Not applicable.

7.

Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

Not applicable.

8.	Describe the acquisition of new customers or loss of customers.

Not applicable.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

Not applicable.

FORM 7 – MONTHLY PROGRESS REPORT
March 2019

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

Not applicable

11.	Report on any labour disputes and resolutions of those disputes if applicable.

Not applicable.

12.

Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Not applicable.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Not applicable.

14.	Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Common Shares	30,000	(2)	$19,500 for general working capital
Common Shares	2,750	(3)	$2,750 for general working capital
Warrant Debentures	400	(4) (6)	$400,000 for general working capital
Warrant Debentures	15	(5) (6)	$15,000 for general working capital
Common Shares	107,085	(7)	$107,085 for general working capital
Common Shares	74,188	(8)	$74,188 for general working capital
Common Shares	485,500	(9)	$485,500 for general working capital

(1)	State aggregate proceeds and intended allocation of proceeds

(2)	These shares were issued on March 6, 2019 pursuant to the exercise of stock options at $0.65 per share for total gross proceeds of $19,500.

(3)	These shares were issued on March 7, 2019 pursuant to the exercise of a Share Purchase Warrant at $1.00 per share for gross proceeds of $2,750.

(4)

Pursuant to a Debenture Indenture dated as of January 30, 2019 between the Issuer and Alliance Trust Company (as Trustee) and a Warrant Indenture dated as of January 30, 2019 between the Issuer and the Trustee (as Warrant Agent), 10% Unsecured Convertible Debentures (the “Warrant Debentures”) in the Principal Amount of $400,000 were issued on March 13, 2019 at $1,000 per Warrant Debenture pursuant to the exercise of 400 Warrants that were issued January 30, 2019 (see note 6 below for particulars). Any common shares that may be issued on conversion of the Warrant Debentures (per note 6 below) will be subject to a hold period that will expire May 31, 2019.

(5)

Pursuant to a Debenture Indenture dated as of January 30, 2019 between the Issuer and Alliance Trust Company (as Trustee) and a Warrant Indenture dated as of January 30, 2019 between the Issuer and the Trustee (as Warrant Agent), 10% Unsecured Convertible Debentures (“Warrant Debentures”) in the Principal Amount of $15,000 were issued on March 18, 2019 at $1,000 per Warrant Debenture pursuant to the exercise of 15 Warrants (the “Warrants”) that were issued January 30, 2019 (see note 6 below for particulars). Any common shares that may be issued on conversion of the Warrant Debentures (per note 6 below) will be subject to a hold period that will expire May 31, 2019.

FORM 7 – MONTHLY PROGRESS REPORT
March 2019

(6)

On January 30, 2019 the Issuer closed a private placement and issued 9,825 Units for gross proceeds of $9,825,000. Each Unit consists of (i) one $1,000 principal amount 10% unsecured convertible debenture (the “Convertible Debenture”) and (ii) one-half of one non-transferable debenture warrant (each whole warrant, a “Warrant”). Each whole Warrant entitles the holder to purchase one additional $1,000 principal amount 10% unsecured convertible debenture at an exercise price of $1,000 per Warrant Debenture, exercisable until January 30, 2021. The Debentures are convertible at the holder’s option into common shares of the Issuer at a price of $0.80 per common share. Each Warrant entitles the holder to purchase one additional Debenture (the “Warrant Debenture”) at $1,000 per Warrant Debenture at any time until January 30, 2021. Each Warrant Debenture has the same terms and conditions as the Convertible Debentures, but the conversion price of each Warrant Debenture will be $0.90 per common share. No fractional common shares will be issued on conversion.

(7)	These shares were issued on March 15, 2019 pursuant to the exercise of Share Purchase Warrants at $1.00 per share for total gross proceeds of $107,085.

(8)	These shares were issued on March 21, 2019 pursuant to the exercise of Share Purchase Warrants at $1.00 per share for gross proceeds of $74,188.

(9)	These shares were issued on March 25, 2019 pursuant to the exercise of Share Purchase Warrants at $1.00 per share for gross proceeds of $485,500.

15.	Provide details of any loans to or by Related Persons.

Not applicable.

16.	Provide details of any changes in directors, officers or committee members.

Not applicable.

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

The Issuer currently operates in the U.S. states of Oregon and Nevada. The cultivation, sale and use of cannabis are legal in the states of Oregon and Nevada, but illegal under US federal law. In the opinion of management of the Issuer, the trend in the political and regulatory environment continues to move in favour of further legalisation.

Certificate Of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

FORM 7 – MONTHLY PROGRESS REPORT
March 2019

3.

The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated April 2, 2019.	“Michael Kidd”
Michael Kidd, CFO/Secretary

Issuer Details	For Month End	Date of Report
Name of Issuer		YY/MM/D

C21 Investments Inc.	March 31, 2019	2019/04/02
Issuer Address
Suite 303, 595 Howe Street
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.

Vancouver, B.C. V6C 2T5	(604) 718-2808	(604) 336-8613
Contact Name	Contact Position	Contact Telephone No.

Michael Kidd	CFO/Secretary	(604) 336-8613
Contact Email Address	Web Site Address

mkidd@cxxi.ca	www.cxxi.ca

FORM 7 – MONTHLY PROGRESS REPORT
March 2019